UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 19, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”), dated June 28, 2022, regarding the property set forth below (the “Property”).

New Lease Agreements and Renewals

The following lease agreement (the “Lease Agreement”) was entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	368 Irwin Street NE Unit #1, Atlanta, GA 30312	July 19, 2022	$2,450.00	July 18, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2022	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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